HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park P O Box 2, Randfontein, 1760 T +27 11 411 2000 NYSE trading symbol HMY
Cnr Main Reef Road and Ward Johannesburg, South Africa F +27 11 692 3879 JSE trading symbol HAR
Avenue, Randfontein, 1759 W www.harmony.co.za

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549

FOR ATTENTION:     JENNIFER O'BRIEN
RAJ RAJAN
JOHN COLEMAN

RE:             Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2024
Filed October 31, 2024
Comment Letter dated February 10, 2025

March 10, 2025

Ladies and Gentlemen,

Reference is made to the Staff’s comment letter dated February 10, 2025 in respect of the Harmony Gold Mining Company Limited (the "Company" or “Harmony”) Form 20-F for the year ended June 30, 2024. Set forth below is the response to the Staff’s comments, which follows the text of the comment in the Staff letter.
Form 20-F For Fiscal Year Ended June 30, 2024
Item 4. Information on the Company, page 65
1.Please confirm that you will revise your summary resource table on page 65 to include the point of reference in which your resources were calculated as required by Item 1303(b)(2)(v) of Regulation S-K. Additionally please confirm that you will revise your Wafi-Golpu resource tables beginning on page 149 and Eva Copper resource table on page 155 to include the point of reference as required by Item 1304(d)(1) of Regulation S-K.

Response:
The Company respectfully acknowledges the Staff’s comment. Beginning with the annual report on Form 20-F to be filed for the fiscal year ended June 30, 2025 (the “2025 Form 20-F”), the Company shall include language specifying the point of reference used for determining mineral resources under Item 1303(b)(3)(v) of Regulation S-K. Additionally, the Company shall include in its 2025 Form 20-F language clearly stating the point of reference for determining mineral resources under Item 1304(d)(1) of Regulation S-K for each of the Wafi-Golpu and Eva Copper properties.

Item 5. Operating and Financial Review and Prospects Reconciliation of Non-GAAP Measures, page 168
2.We note you consider Operating Free Cash Flow as “a metric to assess profitability,” but the label suggests it is a liquidity measure.

Further to this, the disclosure on page 168 indicates that this non-GAAP measure is “determined as revenue after deducting cash costs, capital expenditure, non-cash adjustments (consideration from streaming contract) and the impact of run-of-mine (“ROM”) costs.” However, it appears that the reconciliation to Total Operational Free Cash Flows presented on page 170 differs from this description.

Tell us how the reconciliation is consistent with the description of this measure. Please revise to clarify the nature of the measure and, if it is a liquidity measure, disclose how it provides useful information to investors and reconcile Operating Free Cash Flow to net cash provided by operating activities (i.e., Cash generated by operating activities per page F-10).

Alternatively, if Operating Free Cash Flow is a performance measure, tell us how you determined it is appropriate to identify it as Operating Free Cash Flow and explain why there are cash-based adjustments in the calculation of the performance measure.

Please provide us with the proposed revised disclosures you intend to include in future filings. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 100.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.
Response:
Nature of the measure
The Company agrees with the SEC’s view that operating free cash flow is a liquidity measure.
How Operating Free Cash Flow provides useful information to investors
Operating free cash flow, in the context of the Company, is the free cash generated by an operation after all capital expenditure has been taken into account. All-In Sustaining Cost ("AISC"), which is commonly used by mining companies does not account for the impact of growth capital. As AISC is purely a cost metric and only considers sustaining costs, it cannot easily be used to determine the net cash generation or utilization of an operation. In the Company's view, users of the report ultimately want to understand how much cash is available for distribution or growth based on the capital allocation framework. This information can be used to determine the relative performance on a per share or market capitalization basis to compare the Company to its peers.

Proposed revised disclosures for future filings
Going forward, the Company proposes for operating free cash flow to be reconciled to cash generated by operations, which is a closer GAAP financial measure than the recommended “Cash generated by operating activities”.
The Company respectfully takes note of the SEC's Q&A Question 102.06. However in the interest of providing meaningful disclosure to users for the Company's reconciliation of operating free cash flow, Cash generated by operations has been selected as the GAAP financial measure to be reconciled to. As disclosed in the Company's Cash Flow Statement, the line items between Cash generated by operations and Cash generated by operating activities are dividends received, interest received, interest paid and income and mining taxes paid. These line items are corporate activities and do not affect the operations' cash flows. Should operating free cash flow be reconciled to cash generated by operating activities, all four of the above-mentioned line items would be additional reconciling items with the same amounts as they appear on the face of the Cash Flow Statement.
The Company proposes the following disclosures in its future filings, with insertions indicated in italics and deletions with strike-through:
"Reconciliation of Non-GAAP Measures
The World Gold Council (“WGC”) published revised industry guidance in November 2018 on the calculation of “all-in sustaining costs” and “all-in cost”. These measures were developed to create a better understanding of the overall costs associated with producing gold. Although Harmony is not a member of the WGC, we disclose these measures. The all-in sustaining cost measure is an extension of the cash cost measure (referenced below) and incorporates costs related to sustaining production. We ~~also~~ use operating free cash flow as a ~~metric to assess profitability.~~ liquidity measure.
Cash costs, cash costs per ounce/kilogram, all-in sustaining costs, all-in sustaining costs per ounce/kilogram and operating free cash flows are all non-GAAP measures. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS.The calculation of these measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that these measures are useful indicators to investors and management as they provide an indication of profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies. ~~They~~ The cost metrics are also a measure of a operation's performance by comparison of cash costs per ounce/kilogram to the spot price of gold, while the operating free cash flow indicates how much cash is available for distribution or growth.
Our cash costs consist primarily of production costs and are expensed as incurred. The cash costs are incurred to access ore to produce current mined reserves. Cash costs do not include capital development costs, which are incurred to allow access to the orebody for future mining operations and are capitalized and amortized when the relevant reserves are mined.
Total cash costs include mine production costs, transport and refinery costs, applicable general and administrative costs, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The costs associated with movements in production inventories are excluded from total cash costs. Gold ounces/kilograms produced are used as the denominator in the total cash costs per ounce/kilogram calculation.

All-in sustaining costs include mine production costs, transport and refinery costs, applicable general and administrative costs, costs associated with movements in production inventories, ore stockpiles, as well as ongoing environmental rehabilitation costs, transfers for stripping activities and costs associated with royalties. Employee termination costs are included, however employee termination costs associated with major restructuring and shaft closures are excluded. The following costs are also included: local economic development (“LED”) expenditure for continuing operations, corporate costs, sustaining exploration costs and sustaining capital expenditure including ongoing capital development (“OCD”) expenditure and rehabilitation accretion and amortization for continuing operations. Gold ounces/kilograms sold are used as the denominator in the all-in sustaining costs per ounce/kilogram calculation. Depreciation costs are excluded.
Operating free cash flow is determined as ~~revenue after deducting cash costs, capital expenditure, non-cash adjustments (consideration from streaming contract) and the impact of run-of-mine (''ROM'') costs.~~ cash generated from operations after deducting capital expenditure and adjusting for the effects of net cash flows from toll treatment services, cash flows from non-production related activities, exploration expenditure and movements in net working capital.
Changes in all-in sustaining costs per ounce/kilogram and cash costs per ounce/kilogram are affected by operational performance. In US dollar terms, these measures are also affected by the changes in the currency exchange rate between the Rand and the US dollar and, in the case of the PNG operations, the Kina.
While recognizing the importance of reducing all-in sustaining costs and cash costs, our chief focus is on controlling and, where possible, reducing total costs, including overhead costs. We aim to control total unit costs per ounce/kilogram produced by maintaining our low total cost structure at our existing operations. We have been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs. ..."
"The following is a reconciliation of total operating free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, ~~gross profit~~ cash generated by operations, under IFRS:

	Fiscal year ended June 30,
	2024	2023
Cash generated by operations - under IFRS	18,175	10,589
Total capital expenditure	(8,327)	(7,598)
Toll treatment services	(576)	(430)
Toll treatment costs	420	323
Other cost of sales items	455	892
Cash utilized/(generated) from derivatives	(5)	(14)
Cash utilized for silicosis settlement provision	153	155
Cash utilized for corporate, administration and other expenditure	1,215	983
Acquisition-related cost	—	214
Social investment expenditure	185	208
Exploration expenditure	1,047	506
Movement in net working capital	(24)	317
Other	25	(114)
Total operating free cash flows	12,743	6,031
"

If you have any questions, need any additional information, or would like any clarification, please contact the undersigned at +27 11 411 2011.

Yours faithfully

Boipelo Lekubo
Financial Director
Date: March 10, 2025